FIRST TRUST PORTFOLIOS L.P.
                       120 EAST LIBERTY DRIVE
                       WHEATON, ILLINOIS 60187


                             May 4, 2010



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:          FT 2408 (file no. 333-165910)


Ladies/Gentlemen:

         The undersigned, FT 2408 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on May 7, 2010 or as soon thereafter as possible.

                          Very truly yours,

                          FT 2408

                          By:  First Trust Portfolios L.P.


                          By:  /s/ Jason T. Henry
                               ------------------------------------
                               Jason T. Henry
                               Senior Vice President